Exhibit 99.1
China Xiniya Fashion Limited Reports First Quarter 2011 Financial Results
JINJIANG, FUJIAN, China—(PR NEWSWIRE)— June 16, 2011—China Xiniya Fashion Limited (“Xiniya” or the “Company”) (NYSE:XNY), a leading provider of men’s business casual apparel in China, today reported financial results for the first quarter of 2011. The financial statements and other financial information included in this press release have been prepared in conformity with International Financial Reporting Standards (“IFRS”).
The Company publishes its financial statements in Renminbi (“RMB”).
First Quarter 2011 Highlights
•	Total revenue in the first quarter of 2011 increased by 30.1% to RMB159.3 million — at the high-end of prior guidance of 29%-30% — as compared to RMB122.4 million in the first quarter of 2010.

•	Gross margin was 33.6% in the first quarter of 2011, compared to 32.5% in the first quarter of 2010; a 19.2% increase in average selling price (“ASP”) fully offset the increase in materials and labor costs.

•	Profit before taxation in the first quarter of 2011 increased by 16.9% to RMB42.9 million as compared to RMB36.7 million in the first quarter of 2010.

•	Net profit in the first quarter of 2011 increased by 1.5% to RMB32.1 million. The magnitude of this growth was adversely impacted by the increase in the Company’s tax rate to 25% in 2011 from an effective tax rate of 12.6% in 2010, due to the expiration of the Company’s preferential PRC tax treatment at the end of 2010.

•	Earnings per ADS were $0.08 in the first quarter of 2011, which was within the range of the prior guidance of $0.08-$0.09 per ADS.

•	Xiniya’s network of authorized retailers added 42 new retail outlets in the first quarter of 2011, as compared to 35 new retail outlets added in the first quarter of 2010. In 2010, 39% of the new stores for the year were opened in the first half of the year, while 61% of the new stores were opened in the second half.
Guidance
•	The Company reiterates its guidance for the first half of 2011. Revenue in RMB is expected to increase by 27%-30%, and gross margin is expected to be in the range of 32%-33%, compared with 31.9% in the first half of 2010.

•	Following a successful bi-annual sales fair held in April 2011, revenue in RMB in the second half of 2011 is expected to increase by 24%-29%, and gross margin is expected to be in the range of 34%-35%, compared with 35.5% in the second half of 2010.

•	For the full year of 2011, revenue in RMB is expected to increase by 24%-29%, and gross margin is expected to be in the range of 34%-35%, compared with 34.5% for the full year of 2010.

•	Earnings per ADS in the second quarter of 2011 are expected to be in the range of $0.07-$0.09 compared to $0.10 in the second quarter of 2010, due to the expiration of the Company’s preferential PRC tax treatment at the end of 2010. Xiniya’s tax rate increased to 25% beginning in 2011 versus an effective tax rate of 12.6% in 2010. If earnings per ADS for the second quarter of 2010 were subject to a 25% tax rate, the earnings per ADS would have been $0.08.

•	As previously reported, Xiniya plans to increase the total number of retail outlets managed or authorized by its distributors by approximately 180 to 220 in 2011.
Mr. Qiming Xu, Chairman and Chief Executive Officer, commented, “We are pleased to report solid results for the start of 2011. Our sales momentum is continuing as we dedicated more resources to marketing and advertising to support the Xiniya brand. The promotional efforts of our spokesperson, Jacky Cheung, and our partial sponsorship of his “Half Century” concert tour, coupled with our first national television campaign as a public company on two of China’s leading national channels, helped to propel impressive results during the quarter. Xiniya’s ongoing sales momentum was evidenced by the 29% sales increase at our most recent bi-annual sales fair held in April. Our brand remains vibrant and we expect to continue to deliver solid results for the rest of the year.”

First Quarter 2011 Results
Revenue for the first quarter of 2011 was RMB159.3 million, compared with revenue of RMB122.4 million for the first quarter of 2010, which represented a 30.1% increase. Revenue was driven by volume growth of 9.2%, with the number of units sold increasing from 1.0 million in the first quarter of 2010 to 1.1 million in the first quarter 2011. ASP increased by 19.2% from RMB118.1 in the first quarter of 2010 to RMB140.8 in the first quarter of 2011, of which approximately 11% was attributable to a change in our product mix, and an increase in materials and labor costs (which was passed on to consumers in the form of higher prices) accounted for approximately 8%.
In the first quarter of 2011, Xiniya’s authorized network of retailers added 42 new retail outlets, as compared to 35 new retail outlets added in the first quarter of 2010. In 2010, 39% of the new stores for the year were opened in the first half of the year, while 61% of the new stores were opened in the second half. The total store count as of March 31, 2011 was 1,445. The Company places significant emphasis on opening quality stores and maintaining sustainable store expansion rates. The chart below sets forth the number of retail stores by outlet type.

	As of December 31,			As of March 31,
Outlet Type	2008	2009	2010	2011
Flagship	1	1	1	1
Managed by Distributors	30	49	68	73
Managed by Department Store Chains	257	304	326	327
Managed by Authorized Retailers	720	827	1,009	1,044

Total Store Counts	1,008	1,181	1,404	1,445

Gross profit increased 35.0% to RMB53.6 million in the first quarter of 2011 from RMB39.7 million in the first quarter of 2010. Gross margin was 33.6% compared with 32.5% in the first quarter of 2010 — an increase of 1.1%. The ASP increase of 19.2% in the first quarter of 2011 helped to offset higher materials and labor costs.
Interest income was RMB1.9 million in the first quarter of 2011 as compared to RMB0.2 million in the first quarter of 2010.
Selling and distribution expenses in the first quarter of 2011 increased significantly due to an increase in advertising and promotional expenses. Advertising and promotional expenses were RMB7.2 million, or 4.5% of revenue in the first quarter of 2011, compared with RMB0.8 million, or 0.7% of revenue, in the first quarter of 2010. These higher expenses mainly related to the sponsorship agreement with the Company’s spokesperson, Jacky Cheung, one of the leading pop stars in China, sponsorship of Jacky Cheung’s concerts, and advertising on Chinese national television channels, CCTV5 and CCTV12.
Administrative expenses were also significantly higher, rising to RMB3.5 million in the first quarter of 2011 from RMB1.1 million in the first quarter of 2010, due to an increase in the number of administrative and sales staff, public company listing fees of approximately RMB0.8 million and share-based compensation expenses of approximately RMB0.2 million.
Operating profit before taxes of RMB42.9 million in the first quarter of 2011 represented an increase of 16.9% compared with RMB36.7 million in the first quarter of 2010. Operating margin was 26.9% in the first quarter of 2011 compared with 29.9% in the first quarter of 2010.
Non-IFRS operating income (i.e., excluding share-based compensation expenses) in the first quarter of 2011 increased 17.5% to RMB43.1 million compared with RMB36.7 million in the first quarter of 2010. Non-IFRS operating income margin was 26.9% in the first quarter of 2011 compared with 29.9% in the first quarter of 2010.
Income tax expense was RMB10.8 million, which resulted in an effective tax rate of 25.2%. This compares with income tax expense of RMB5.0 million and an effective tax rate of 13.8% in the first quarter of 2010. The increase is due to the expiration of the Company’s preferential PRC tax treatment at the end of 2010.

Profit for the first quarter of 2011 increased to RMB32.1 million, compared with RMB31.6 million in the first quarter of 2010. Earnings per ADS were $0.08 in the first quarter of 2011, compared to $0.10 per ADS in the first quarter of 2010, due mainly to increased shares outstanding from 50 million ADS in the first quarter of 2010 to 58 million ADS in first quarter of 2011. If earnings for the first quarter of 2010 were subject to a 25% tax rate, and based on 58 million ADS, earnings per ADS would have been $0.07. Non-IFRS earnings per ADS (excluding share-based compensation expenses) were $0.08 in the first quarter of 2011.
Financial Position
As of March 31, 2011, the Company had cash and cash equivalents of RMB662.1 million, time deposits held at banks and with maturity over three months of RMB252.7 million, and restricted bank deposits of RMB100.6 million.
As of March 31, 2011, the Company had trade receivables of RMB152.5 million arising wholly from sales recognized during the first quarter of 2011. Trade receivables as of March 31, 2011 were down from RMB221.4 million in trade receivables as of December 31, 2010 which were entirely related to sales recognized during the fourth quarter of 2010. The three-months moving average trade receivables turnover days were 67 days and 63 days as of December 31, 2010 and March 31, 2011, respectively.
Outlook for 2011
Based on its planned production and delivery schedule, Xiniya expects to realize revenue growth in the first half of 2011 of approximately 27%-30% in RMB terms compared to the same period in 2010. The growth is expected to be mainly attributable to organic sales growth at existing stores, as well as additions of new stores, and is projected to result in overall increases of approximately 16%-17% in unit volume and approximately 10%-11% in ASP.
Gross margin in the first half of 2011 is expected to be in the 32%-33% range, compared with 31.9% in the first half of 2010. A projected 10%-11% increase in ASP is expected to fully offset the increase in materials and labor costs as well as the impact of sales rebate increases, leading to overall gross margin improvement.
For the second half of 2011, Xiniya expects to realize revenue growth of approximately 24%-29%, the growth is expected to be mainly attributable to overall increases of approximately 8%-10% in unit volume and approximately 15%-17% in ASP due to product mix.
Gross margin in the second half of 2011 is expected to be in the range of 34%-35%, compared with 35.5% in the second half of 2010. The expected decrease in gross margin in the second half of 2011 is mainly due to the restructuring impact of department store chains operated by department store operators, which is expected to increase sales rebates in 2011 and thereby negatively impact our gross margin.
For the full year of 2011, Xiniya expects to realize revenue growth of approximately 24%-29%, which is expected to be mainly attributable to overall increases of approximately 10%-13% in unit volume and approximately 12%-14% in ASP.
Gross margin for the full year of 2011 is expected to be in the range of 34%-35%, compared with 34.5% for the full year of 2010.
Momentum of new store openings remains strong. As of the end of March 2011, Xiniya’s network of authorized distributors added 42 new stores, as compared to 35 new stores during same period in 2010. As of the end of May 2011, a total of 83 new retail stores have been added, compared to 76 new stores added in the first five months of 2010. In 2010, 39% of the new stores for the year were opened in the first half of the year, while 61% of the new stores were opened in the second half. For the full year 2011, as reported previously, Xiniya targets to add a total of 180-220 new stores to its authorized retailer network.
Business Update
In May, Xiniya recruited two new distributors in Anhui Province and the Shantou district of Guangdong Province. Previously, the Company had one distributor managing both Anhui and Zhejiang Provinces. With the appointment of a new distributor in Anhui Province, the prior distributor can now fully focus on distribution in Zhejiang province .The new distributor in Anhui Province will take over the distributorship from the prior distributor in Anhui and grow the market from that base. As of May 31, 2011, Xiniya had 142 authorized retail stores operated by retailers in Zhejiang Province and 28 authorized retail stores operated by retailers in Anhui Province.
In addition, Xiniya recruited another new distributor in the Shantou district of Guangdong Province. As of May 31, 2011, the Company had five authorized retail stores operated by retailers in the Shantou district of Guangdong Province. This new distributor will focus on the distribution and expansion of new retail stores in Shantou district.
The incremental financial contribution by these new distributors is expected to be minimal in 2011.
Conference Call
Xiniya will host a conference call and live webcast at 9 am Eastern Standard Time (EST) (8 pm Beijing time on June 16, 2011).
The dial-in details for the live conference call are as follows:
- Participant Dial In (Toll Free USA): 1-877-317-6789
- International Dial In: 1 412-317-6789
- China Toll Free (Northern): 10-800-712-2304
- China Toll Free (Southern): 10-800-120-2304
- Hong Kong Toll Free: 800-962475
Conference ID: 451625
A live webcast of the conference call will be available in the investor relations section of the Company’s website at: http://ir.xiniya.com.
A telephone replay of the call will be available 1 hour after the end of the conference through June 27, 2011 at 9:00 AM EDT.
The dial-in details for the replay are as follows:
- US Toll Free: 877-344-7529
- International Toll: 412-317-0088
Conference ID: 451625
Use of Non-IFRS Financial Measures
The Company has included in this press release certain non-IFRS financial measures, including measures that exclude share-based compensation. The Company believes that both management and investors benefit from referring to these non-IFRS financial measures in assessing the performance of the Company and when planning and forecasting future periods. Readers are cautioned not to view non-IFRS financial measures on a stand-alone basis or as a substitute for IFRS measures, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of IFRS measures with non-IFRS measures also included herein.
Safe Harbor Statement
This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About China Xiniya Fashion Limited
Xiniya is a leading provider of men’s business casual apparel in China. The Company designs and manufactures men’s business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distribution network that includes 26 distributors and 24 department store chains. Its products are sold to consumers at over 1,400 authorized retail outlets owned and managed by third parties located in 21 provinces, five autonomous regions, and four municipalities in China. This retail network focuses on second- and lower-tier cities, where increasing affluence has led to an improvement in living standards and where most international men’s apparel brands do not have a significant presence. The Company’s target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please visit the Company’s website at http://ir.xiniya.com.
For additional information, please contact:
China Xiniya Fashion Limited
Chee Jiong Ng
Chief Financial Officer
Telephone: +86 1365 5939 932
Email: ngcheejiong@xiniya.com
Christensen
Kimberly Minarovich
Telephone: +1 212-618-1978
Email: kminarovich@christensenir.com
or
Linda Bergkamp
Telephone: +1 480 614-3000
Email: lbergkamp@christensenir.com

CHINA XINIYA FASHION LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in thousands of Chinese Renminbi Yuan, except share, per share and per ADS amounts)
For the Three Months Ended March 31, 2010 and 2011 (unaudited)

	Three Months Ended March 31,
	2010	2011
Revenue	122,433	159,311
Cost of sales	(82,702)	(105,717)

Gross profit	39,731	53,594

Interest and other income	233	1,919
Selling and distribution expenses	(2,226)	(9,148)
Administrative expenses	(1,076)	(3,495)

Profit before taxation	36,662	42,870
Income tax expense	(5,048)	(10,797)

Profit for the period	31,614	32,073

Other comprehensive income for the period:

Exchange differences on translation of financial statements of entities outside the mainland of the People’s Republic of China	—	(4,060)

Total comprehensive income for the period	31,614	28,013

Earnings per share — basic and diluted (in RMB)	0.16	0.14
Earnings per ADS — basic and diluted (in USD)	0.10	0.08

Weighted average shares outstanding in the period	200,000,000	232,000,000
Weighted average ADS outstanding in the period	50,000,000	58,000,000
One ADS represents four ordinary shares.

CHINA XINIYA FASHION LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of Chinese Renminbi Yuan)
As at March 31, 2010 and 2011 (unaudited)

	2010	2011
Assets
Non-current assets
Property, plant and equipment	1,920	3,103
Deferred offering expenses	89	—
Prepayments	—	4,064

Total non-current assets	2,009	7,167

Current assets
Cash and cash equivalents	220,531	662,113
Time deposits held at banks with maturity over three months	—	252,742
Restricted bank deposits	—	100,647
Trade receivables	110,835	152,456
Inventories	13,161	13,083
Other receivables and prepayments	5,328	18,195

Total current assets	349,855	1,199,236

Total assets	351,864	1,206,403

Equity and liabilities
Equity
Share capital	9,843	77
Additional paid-in capital	—	529,650
Statutory reserve	43,897	69,351
Foreign currency translation differences	—	(4,060)
Retained earnings	206,281	436,038

Total equity	260,021	1,031,056

Current liabilities
Short-term bank loans	—	60,000
Trade payables	67,501	73,765
Other payables and accruals	19,294	30,785
Current income tax payable	5,048	10,797

Total current liabilities	91,843	175,347

Total equity and liabilities	351,864	1,206,403

CHINA XINIYA FASHION LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Chinese Renminbi Yuan)
For the Periods Ended March 31, 2010 and 2011 (unaudited)

	2010	2011
Cash flows from operating activities:
Profit before taxation	36,662	42,870
Adjustments for:
Depreciation for property, plant and equipment	109	83
Loss on disposal of property, plant and equipment	351	—
Share-based compensation	—	211
Interest income	(234)	(1,564)
Interest expenses	—	229

Operating profit before working capital changes	36,888	41,829
Increase in restricted bank deposits	—	(100,647)
Decrease in trade receivables	16,984	68,900
Increase in inventories	(2,143)	(7,425)
Decrease/(increase) in other receivables and prepayments	9	(11,528)
Increase in trade payables	39,484	27,407
Increase in other payables and accruals	1,126	80

Cash generated by operating activities	92,348	18,616
Interest paid	—	(164)
Income tax paid	(11,898)	(13,957)

Net cash generated by operating activities	80,450	4,495

Cash flows from investing activities:
Increase in time deposits held at banks with maturity over three months	—	(252,742)
Interest received	234	905
Proceeds from the disposal of property, plant and equipment	396	—
Acquisition of property, plant and equipment	—	(1,544)

Net cash generated by/(used in) investing activities	630	(253,381)

Cash flows from financing activities:
Proceeds from short-term bank loans	—	60,000
Decrease in advance to and from director	(2,851)	(7,738)

Net cash (used in)/generated by financing activities	(2,851)	52,262

Net increase in cash and cash equivalents	78,229	(196,624)
Cash and cash equivalents at beginning of the period	142,302	862,797
Exchange losses on cash and cash equivalents	—	(4,060)

Cash and cash equivalents at end of the period	220,531	662,113

CHINA XINIYA FASHION LIMITED
RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL DATA
(Expressed in thousands of Chinese Renminbi Yuan, except share, per share and per ADS amounts)

	Three months ended March 31,
	2010	2011	% Change
IFRS operating expenses	(1,076)	(3,495)	224.8%
Adjustment:
Share-based compensation	—	211

Non-IFRS operating expenses	(1,076)	(3,284)	205.2%

IFRS profit before taxation	36,662	42,870	16.9%
IFRS operating margin	29.9%	26.9%
Adjustment:
Share-based compensation	—	211

Non-IFRS profit before taxation	36,662	43,081	17.5%
Non-IFRS operating margin	29.9%	27.0%

IFRS profit for the period	31,614	32,073	1.5%
IFRS net margin	25.8%	20.1%
Adjustment:
Share-based compensation	—	211

Non-IFRS profit for the period	31,614	32,284	2.1%
Non-IFRS net margin	25.8%	20.3%

IFRS Earnings per ADS	0.10	0.08	(20.0%)
Adjustment:
Share-based compensation	—	*

Non-IFRS Earnings per ADS	0.10	0.08	(20.0%)

Weighted average ADS outstanding, basic and diluted (in thousands)[1]	50,000	58,000
* Less than one thousand renminbi

[1]	Each ADS represents 4 ordinary shares.